Filed Pursuant to Rule 424(b)(3)
Registration No. 333-207336
PROSPECTUS
UP TO 26,160,694 SHARES

Class A Common Stock

This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 26,160,694 shares of Class A common stock, par value $0.001 per share, of Shake Shack Inc. (the "Company"). Out of the 26,160,694 shares of Class A common stock that our selling stockholders may offer and sell, (i) 5,124,114 restricted shares of Class A common stock previously have been issued to certain of our stockholders and (ii) the remaining 21,036,580 shares of Class A common stock will be issued by us from time to time to certain other of our stockholders who are also holders of LLC Interests (as defined herein) upon the redemption by such stockholders of an equivalent number of LLC Interests (and the surrender and cancellation of an equivalent number of shares of Class B common stock, par value $0.001 per share, of the Company) held by such stockholders.

The shares of Class A common stock offered hereby may be offered or sold by our selling stockholders through one or more underwriters, broker-dealers or agents. If the shares of Class A common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Class A common stock may be sold in one or more transactions, which may involve crosses or block transactions, at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution” for more information regarding sales of shares of Class A common stock by the selling stockholders pursuant to this prospectus, including a list of the financial institutions that may act as underwriters in offerings pursuant to this prospectus.

We are not selling any shares of Class A common stock under this prospectus, and we will not receive any of the proceeds from the offer and sale of shares of our Class A common stock by the selling stockholders.

This prospectus describes the general manner in which shares of Class A common stock may be offered and sold by any selling stockholder. When the selling stockholders sell shares of Class A common stock under this prospectus, we may, if necessary and required by law, provide a prospectus supplement that will contain specific information about the terms of that offering. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.

Our Class A common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SHAK." We have two classes of common stock: Class A common stock and Class B common stock. Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock is held by the Continuing SSE Equity Owners (as defined herein) on a one-to-one basis with the number of LLC Interests of SSE Holdings they own. See "Glossary" and "Prospectus Summary."

The last reported sale price of our Class A common stock on November 11, 2015 was $44.12 per share.

We are an "emerging growth company" as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 4 of this prospectus and "Risk Factors" in our 2014 10-K (as defined herein).

Neither the Securities and Exchange Commission ("SEC") nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 12, 2015.

You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement or in any free writing prospectus we may authorize to be delivered or made available to you. We have not and the selling stockholders have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock.
For investors outside the United States: We have not and the selling stockholders have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

i

This prospectus is a part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration or continuous offering process. Under this shelf process, the selling stockholders may from time to time sell the shares of Class A common stock covered by this prospectus. Additionally, under the shelf process, in certain circumstances, we may provide a prospectus supplement that will contain certain specific information about the terms of a particular offering by one or more of the selling stockholders. We may also provide a prospectus supplement to add information to, or update or change information contained in this prospectus. This prospectus incorporates by reference important information. You should read this prospectus and the information incorporated by reference before deciding to invest in shares of our Class A common stock. You may obtain this information without charge by following the instructions under “Where You Can Find More Information” appearing elsewhere in this prospectus.
GLOSSARY
As used in this prospectus, unless the context otherwise requires:

▪
“we,” “us,” “our,” the “Company,” “Shake Shack” and similar references refer to Shake Shack Inc., and, unless otherwise stated, all of its subsidiaries, including SSE Holdings, LLC, which we refer to as “SSE Holdings,” and, unless otherwise stated, all of its subsidiaries. We are a holding company and the sole managing member of SSE Holdings, and our principal asset is our interest in SSE Holdings.

▪	“Original SSE Equity Owners” refers to the owners of SSE Holdings prior to the Organizational Transactions (as defined below), including, the members of the Voting Group (as defined below).

▪
“Continuing SSE Equity Owners” refers to those Original SSE Equity Owners (including USHG (as defined below), Daniel Meyer (including a trust affiliate) and the S Corporations (as defined below), certain affiliates of LGP (as defined below), certain affiliates of SEG (as defined below) and certain of our executive officers) that continue to own LLC Interests (as defined below) after the Organizational Transactions and who may redeem their remaining LLC Interests for shares of our Class A common stock.

▪
“Former SSE Equity Owners” refers to those former indirect members of SSE Holdings, which affiliates we issued shares of our Class A common stock to as merger consideration upon the acquisition by way of merger of these affiliates that were owned by such former members.

▪	“LLC Interests” refers to the single class of common membership interests of SSE Holdings.

▪
"selling stockholders" refers to the existing stockholders who may offer or sell shares of Class A common stock pursuant to this prospectus, as identified in "Selling Stockholders," comprised of (i) the Continuing SSE Equity Owners who prior to the consummation of any offering or sale will redeem their LLC Interests for shares of Class A common stock as described in the "Prospectus Summary—Offering" and (ii) affiliates of the Former SSE Equity Owners.

▪	“USHG” refers to Union Square Hospitality Group, LLC.

▪
“Voting Group” refers collectively to (i) Daniel Meyer (including a trust affiliate), (ii) Union Square Cafe Corp. and Gramercy Tavern Corp., each of which are controlled by Mr. Meyer, which we refer to collectively as the “S Corporations,” (iii) USHG, which, together with Mr. Meyer and the S Corporations, we refer to collectively as the “Meyer Group,” (iv) certain affiliates of Leonard Green & Partners, L.P., which we refer to as “LGP,” (v) certain affiliates of Select Equity Group, which we refer to as “SEG,” and (vi) certain other Original SSE Equity Owners who are parties to the Stockholders Agreement, as amended, as described in “Certain Relationships and Related Party Transactions, and Director Independence—Stockholders Agreement” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 27, 2015, incorporated by reference herein (the "2014 10-K"). The Voting Group holds Class A common stock and Class B common stock representing in the aggregate a majority of the combined voting power of our common stock.

BASIS OF PRESENTATION
SSE Holdings and Shake Shack Inc. operate on a 52- or 53-week fiscal year ending on the last Wednesday of the calendar year. Accordingly, references to fiscal 2012, fiscal 2013 and fiscal 2014 herein or in the information incorporated by reference herein refer to the financial results of SSE Holdings and its subsidiaries for the fiscal years ended December 26, 2012, December 25, 2013 and December 31, 2014, respectively. In a 52-week fiscal year, each quarter contains 13 weeks of operations; in a 53-week fiscal year, which occurs every five or six years, each of the first, second and third quarters includes 13 weeks of operations and the fourth quarter includes 14 weeks of operations. Fiscal 2012 and fiscal 2013 were both 52-week years. Fiscal 2014 was a 53-week year, which caused our revenue, expenses and other results of operations to be higher due to the additional week of operations.
As the Organizational Transactions are considered to be transactions between entities under common control, the financial statements incorporated by reference herein for periods prior to the IPO and Organizational Transactions (as defined below) have been adjusted to combine the previously separate entities for presentation purposes.
PUBLIC OFFERINGS AND ORGANIZATIONAL TRANSACTIONS
On February 4, 2015, we completed an initial public offering (the “IPO”) of 5,750,000 shares of our Class A common stock at a public offering price of $21.00 per share, which included 750,000 shares issued pursuant to the underwriters’ option to purchase additional shares of our Class A common stock. We received $112.3 million in proceeds, net of underwriting discounts and commissions, which we used to purchase newly-issued membership interests from SSE Holdings at a price per interest equal to the initial public offering price of our Class A common stock.
In connection with the IPO, we completed the following transactions (the “Organizational Transactions”):

▪
We amended and restated the limited liability company agreement of SSE Holdings (“SSE Holdings LLC Agreement”) to, among other things, (i) provide for a new single class of common membership interests in SSE Holdings, the LLC Interests, (ii) exchange all of the membership interests of the Original SSE Equity Owners for LLC Interests and (iii) appoint Shake Shack as the sole managing member of SSE Holdings.

▪
We amended and restated our certificate of incorporation to, among other things, (i) provide for Class B common stock with voting rights but no economic interests (where “economic interests” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock) and (ii) issue shares of Class B common stock to the Original SSE Equity Owners on a one-to-one basis with the number of LLC Interests they own.

▪
We acquired, by merger, two entities that were owned by the Former SSE Equity Owners, for which we issued 5,968,841 shares of Class A common stock as merger consideration (the “Mergers”). The only assets held by the two merged entities prior to the merger were 5,968,841 LLC Interests and a corresponding number of shares of Class B common stock. Upon consummation of the Mergers, we canceled the 5,968,841 shares of Class B common stock and recognized the 5,968,841 of LLC Interests at carrying value, as the Mergers are considered transactions between entities under common control.

Following the completion of the Organizational Transactions, we owned 33.3% of SSE Holdings and the Continuing SSE Equity Owners owned the remaining 66.7% of SSE Holdings.
On August 18, 2015, certain of the selling stockholders completed a secondary offering of 4,000,000 shares of Class A common stock at a price of $60.00 per share. We did not receive any proceeds from the sale of shares of Class A common stock offered by the selling stockholders. The shares of Class A common stock sold in the offering consisted of (i) 844,727 existing shares of Class A common stock held by the Former SSE Equity Owners and (ii) 3,155,273 newly-issued shares of Class A common stock issued in connection with the redemption of 3,155,273 LLC Interests by the Continuing SSE Equity Owners that participated in the offering. Simultaneously, and in connection with the redemption, 3,155,273 shares of Class B common stock were surrendered and canceled. Additionally, in connection with the redemption, we received 3,155,273 newly-issued LLC Interests, increasing our total ownership interest in SSE Holdings. Following the completion of the secondary offering, we own 42.0% of SSE Holdings and the Continuing SSE Equity Owners own the remaining 58.0%.

As of November 11, 2015, the holders of our Class A common stock hold 100% of the economic interests in us and 42.0% of the voting power in us, and the Continuing SSE Equity Owners, through their ownership of all of the outstanding Class B common stock, collectively hold no economic interest in us and the remaining 58.0% of the voting power in us. We are a holding company, and as of November 11, 2015, our principal assets are the LLC Interests in SSE Holdings, representing an aggregate 42.0% economic interest in SSE Holdings. The remaining 58.0% economic interest in SSE Holdings is owned by the Continuing SSE Equity Owners through their ownership of LLC Interests. We are the sole managing member of SSE Holdings and, although we have a minority economic interest in SSE Holdings, we have the sole voting power in, and control the management of, SSE Holdings. Accordingly, we consolidate the financial results of SSE Holdings and report a non-controlling interest in our consolidated financial statements incorporated by reference herein.
TRADEMARKS
This prospectus and the documents incorporated by reference herein include our trademarks, trade names and service marks, such as “Shake Shack®,” “ShackBurger®,” “®,” “” “Shack-Cago Dog®,” “SmokeShack®,” “ShackMeister®,” “Shack20®,” “Pooch-ini®” and “Stand for Something Good®,” which are protected under applicable intellectual property laws and are our property. This prospectus and the documents incorporated by reference herein also contain trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus and the documents incorporated by reference herein may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained or incorporated by reference in this prospectus concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts, as well as market analyses and reports prepared for us by eSite, Inc.), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets which we believe to be reasonable. Although we believe the data from these third‑party sources is reliable, we have not independently verified any third‑party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the 2014 10-K, "Risk Factors" and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
NON-GAAP FINANCIAL MEASURES
Certain financial measures included or incorporated by reference in this prospectus are not recognized under accounting principles generally accepted in the United States, which we refer to as “GAAP.” We define these terms as follows:

▪
“Same-Shack sales” represents Shack sales for the comparable Shack base, which we define as the number of domestic company-operated Shacks open for 24 months or longer. For the fiscal years ended December 26, 2012, December 25, 2013 and December 31, 2014 and the thirty-nine weeks ended September 24, 2014 and September 30, 2015, there were five, eight, 13, 12 and 16 Shacks, respectively, in our comparable Shack base.

▪
“Average unit volumes” or “AUVs” for any 12-month period consist of the average annualized sales of all domestic company-operated Shacks over that period. AUVs are calculated by dividing total Shack sales from domestic company-operated Shacks by the number of domestic company‑operated Shacks open during that period. For Shacks that are not open for the entire period, we make fractional adjustments to the number of Shacks open such that it corresponds to the period of associated sales. The measurement of AUVs allows us to assess changes in guest traffic and per transaction patterns at our domestic company-operated Shacks.

▪
“Shack-level operating profit margin” is defined as Shack sales less certain operating expenses, including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses as a percentage of Shack sales. Shack-level operating profit margin is not required by, or presented in accordance with, GAAP. Shack-level operating profit margin is a supplemental measure of operating performance of our Shacks and our calculations thereof may not be comparable to similar measures reported by other companies. Shack-level operating profit margin has limitations as an analytical tool and should not be considered as a substitute for analysis of our results as reported under GAAP. We believe that Shack-level operating profit margin is an important measure to evaluate the performance and profitability of each Shack, individually and in the aggregate. We use Shack-level operating profit margin information to benchmark our performance versus competitors.

▪	“EBITDA” is a supplemental measure of our performance. EBITDA is defined as net income before interest, taxes, depreciation, and amortization.

▪
“Adjusted EBITDA” is a supplemental measure of our performance. Adjusted EBITDA is also the basis for performance evaluation under our executive compensation programs. Adjusted EBITDA is defined as net income before interest, taxes, depreciation and amortization, adjusted for the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These items include equity-based compensation expense, non-cash deferred rent adjustments and pre-opening costs, as well as certain non-recurring charges. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate to business performance.

EBITDA and Adjusted EBITDA are included or incorporated by reference in this prospectus because they are key metrics used by management and our Board of Directors to assess our financial performance. EBITDA and Adjusted EBITDA are frequently used by analysts, investors and other interested parties to evaluate companies in our industry.
EBITDA and Adjusted EBITDA are not GAAP measures of our financial performance or liquidity and should not be considered as alternatives to net income (loss) as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not reflect tax payments, debt service requirements, capital expenditures, Shack openings and certain other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using EBITDA and Adjusted EBITDA supplementally. Our measures of EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

•
"Adjusted pro forma net income" represents net income attributable to Shake Shack Inc. assuming the full exchange of all outstanding LLC Interests for shares of Class A common stock, adjusted for certain non-recurring items that we do not believe directly reflect our core operations. Adjusted pro forma earnings per fully exchanged and diluted share is calculated by dividing adjusted pro forma net income by the weighted-average shares of Class A common stock outstanding, assuming the full redemption of all outstanding LLC Interests, after giving effect to the dilutive effect of outstanding stock options.

Adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share are supplemental measures of operating performance that do not represent and should not be considered alternatives to net income and earnings per share, as determined by GAAP. We believe adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share supplement GAAP measures and enable us to more effectively evaluate our performance period-over-period and relative to our competitors.
ADDITIONAL FINANCIAL MEASURES AND OTHER DATA

v

▪
“Shack sales” represent the aggregate sales of food and beverages in domestic company-operated Shacks. Shack sales in any period are directly influenced by the number of operating weeks in such period, the number of open Shacks and same-Shack sales.

▪
“Same-Shack sales growth” means, for any reporting period, the change in same-Shack sales as compared to the corresponding prior reporting period. For the fiscal years ended December 26, 2012, December 25, 2013 and December 31, 2014 and the thirty-nine weeks ended September 24, 2014 and September 30, 2015, there were five, eight, 13, 12 and 16 Shacks, respectively, in our comparable Shack base. Same-Shack sales growth can be generated by an increase in the number of daily transactions and/or increases in the average amount of each transaction resulting from a shift in menu mix and/or higher prices from new products or price increases. The small number of Shacks included in our comparable Shack base may cause same-Shack sales growth to fluctuate and be unpredictable. For fiscal 2015, same-Shack sales growth is calculated on a calendar basis as we believe it more accurately reflects the performance of our business as it eliminates the impact of the extra operating week in fiscal 2014 and compares consistent calendar weeks.

Given our focused marketing efforts surrounding each opening, new Shacks often experience an initial start-up period with considerable sales volumes, which subsequently decrease to stabilized levels after approximately 12 months. Thus, we do not include Shacks in the comparable Shack base until they have been open 24 months or longer. We expect that this trend will continue for the foreseeable future as we continue to open and expand into new markets.

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read the entire prospectus carefully, including “Risk Factors”, "Risk Factors" in our 2014 10-K, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our 2014 10-K, our Quarterly Report on Form 10-Q for the quarter ended April 1, 2015, filed with the SEC on May 15, 2015 (the "First Quarter 10-Q"), our Quarterly Report on Form 10-Q for the quarter ended July 1, 2015, filed with the SEC on August 10, 2015 (the "Second Quarter 10-Q"), and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 6, 2015 (the "Third Quarter 10-Q" and, together with the First Quarter 10-Q and the Second Quarter 10-Q, the "10-Q's"), each incorporated by reference herein, and our consolidated financial statements and related notes and other information incorporated by reference in this prospectus, before making an investment decision.
OVERVIEW OF SHAKE SHACK
Shake Shack is a modern day "roadside" burger stand serving a classic American menu of premium burgers, hot dogs, crinkle-cut fries, shakes, frozen custard, beer and wine. Our mission is to Stand for Something Good(R) in all aspects of our business - from the premium ingredients we source and the exceptional team we hire, to our environmentally responsible designs and deep community investment. Guided by the principles of Danny Meyer's "Enlightened Hospitality," we believe our unique Shake Shack culture creates a differentiated experience for our customers, which we refer to as guests, across all demographics at each of our Shacks around the world. Since the original Shack opened in 2004 in New York City's Madison Square Park, we have opened multiple locations in 12 states and the District of Columbia, as well as international locations including in London, Istanbul, Dubai and Moscow. Currently, there are 78 Shacks in operation, system-wide, of which 43 are domestic company-operated Shacks, five are domestic licensed Shacks and 30 are international licensed Shacks.
OUR CORPORATE INFORMATION
Shake Shack Inc. was incorporated as a Delaware corporation on September 23, 2014. Our corporate headquarters are located at 24 Union Square East, 5th Floor, New York, NY 10003. Our telephone number is (646) 747-7200. Our principal website address is www.shakeshack.com. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY
As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

▪	we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

▪
we are not required to engage an independent registered public accounting firm to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

▪
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

▪	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes;” and

▪
we are not required to disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We have elected to take advantage of certain of these provisions, and we may continue to do so until the last day of our fiscal year following the fifth anniversary of the completion of the IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We have chosen to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure with respect to financial statements and the related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure incorporated by reference herein. As a result of this election, the information that we provide to our stockholders may be different from that disclosed by other public companies in which you hold equity.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

THE OFFERING

Class A common stock outstanding immediately prior to the offering of Class A common stock for resale by the selling stockholders	15,213,420 shares

Class B common stock outstanding immediately prior to the offering of Class A common stock for resale by the selling stockholders	21,036,580 shares

Class A common stock that may sold by the selling stockholders to the public	Up to 26,160,694 shares(1)

Class A common stock to be outstanding immediately after the sale of Class A common stock by the selling stockholders to the public	36,250,000 shares(2)

Class B common stock to be outstanding immediately after the sale of Class A common stock by the selling stockholders to the public	None(2)
References in this section to shares of our Class A common stock to be offered and outstanding immediately after the sale of Class A common stock by the selling stockholders hereby exclude 5,865,522 shares of Class A common stock reserved for issuance under our 2015 Incentive Award Plan, including 2,580,856 shares of Class A common stock reserved for outstanding stock options.

(1)
Consists of an aggregate of (i) 5,124,114 restricted shares of Class A common stock that previously were issued to certain affiliates of the Former SSE Equity Owners, and (ii) 21,036,580 shares of Class A common stock issuable by us upon the redemption by the Continuing SSE Equity Owners of an equivalent number of LLC Interests held by them.

As described in (ii) above, the Continuing SSE Equity Owners, from time to time, may require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock contributed by Shake Shack on a one-for-one basis. Shake Shack may, at its election, instead settle a redemption request by making a cash payment in accordance with the terms of the SSE Holdings LLC Agreement. In the event of cash settlement, we would issue new shares of Class A common stock and use the proceeds from the sale of these newly-issued shares of Class A common stock to fund the cash settlement, which, in effect, limits the amount of the cash payment to the redeeming member.
We have implemented the procedures set forth in the SSE Holdings LLC Agreement pursuant to which such holders will redeem, on a one-for-one basis, their LLC Interests for newly-issued shares of Class A common stock that will be sold. Each of the currently outstanding LLC Interests described above is paired with one share of our Class B Common Stock that will be surrendered and cancelled in connection with redemption of such LLC Interests and the issuance of an equivalent number of shares of Class A Common Stock.
Shake Shack may, at its election, effect direct exchanges of LLC Interests with the Continuing SSE Equity Owners, rather than a redemption of LLC Interests by SSE Holdings, for either shares of Class A common stock or a cash payment.
When Continuing SSE Equity Owners redeem, or exchange, LLC Interests for shares of Class A common stock, Shake Shack receives an equivalent amount of LLC Interests, increasing its total ownership interest in SSE Holdings. See "Certain Relationships and Related Transactions, and Director Independence—SSE Holdings LLC Agreement—LLC Interest Redemption Right" in our 2014 10-K.

(2)
The number of shares of Class A common stock to be outstanding after the sale of Class A common stock by the selling stockholders assumes redemptions, or exchanges, by selling stockholders of all outstanding LLC Interests (and the surrender and cancellation by such selling stockholders of an equivalent number of shares of Class B common stock) held by them.

RISK FACTORS
You should carefully consider the risks described below, together with all of the other information included or incorporated by reference in this prospectus, before making an investment decision. You should also consider the matters discussed under "Risk Factors" in our 2014 10-K incorporated by reference herein, as well as other risk factors described under "Risk Factors" in any prospectus supplement. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks or uncertainties. The risks and uncertainties described or incorporated by reference in this prospectus are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occur, our business, financial condition and results of operations may be adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. The risks discussed or incorporated by reference in this prospectus also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” in this prospectus.
The market price of our common stock has been and may continue to be volatile or may decline regardless of our operating performance.
The market price for our common stock has been and may continue to be volatile. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

▪	low same-Shack sales growth compared to market expectations;

▪	delays in the planned openings of new Shacks;

▪	temporary or prolonged Shack closures;

▪	quarterly variations in our operating results compared to market expectations;

▪	changes in preferences of our guests;

▪	adverse publicity about us, the industries we participate in or individual scandals;

▪	announcements of new offerings or significant price reductions by us or our competitors;

▪	stock price performance of our competitors;

▪	substantial future sales of our Class A common stock;

▪	changes in the price and availability of food commodities, particularly beef and dairy;

▪	fluctuations in stock market prices and volumes;

▪	default on our indebtedness;

▪	actions by competitors;

▪	changes in senior management or key personnel;

▪	changes in financial estimates by securities analysts;

▪	the market’s reaction to our reduced disclosure as a result of being an “emerging growth company” under the JOBS Act;

▪	negative earnings or other announcements by us or other restaurant companies;

▪	downgrades in our credit ratings or the credit ratings of our competitors;

▪	incurrence of indebtedness or issuances of capital stock;

▪	global economic, legal and regulatory factors unrelated to our performance; and

▪	the other factors listed in the "Risk Factors" section of our 2014 10-K.
Volatility in the market price of our common stock may cause investors to suffer a loss on their investment.
In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein contain forward‑looking statements. All statements other than statements of historical facts contained or incorporated by reference in this prospectus may be forward‑looking statements. Statements regarding our future results of operations and financial position, business strategy, outlook and plans and objectives of management for future operations, including, among others, statements regarding expected new Shack openings, expected same-Shack sales growth, future capital expenditures and debt service obligations, are forward‑looking statements. In some cases, you can identify forward‑looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions.
Forward‑looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We believe that these factors include, but are not limited to, the following:

▪	our inability to successfully identify and secure appropriate sites and timely develop and expand our operations;

▪	our inability to protect our brand and reputation;

▪	our failure to prevent food safety and food‑borne illness incidents;

▪	shortages or interruptions in the supply or delivery of food products;

▪	our inability to maintain our international supply chain;

▪	our dependence on a small number of suppliers and a single distribution company for the majority of our domestic distribution needs;

▪	our inability to protect against security breaches of confidential guest information;

▪	competition from other restaurants;

▪	changes in consumer tastes and nutritional and dietary trends;

▪	our inability to manage our growth;

▪	our inability to open profitable Shacks;

▪	our failure to generate projected same-Shack sales growth;

▪	our inability to maintain sufficient levels of cash flow, or access to capital, to meet growth expectations;

▪	our dependence on long‑term non‑cancelable leases;

▪	our failure to meet the operational and financial performance guidance we provide to the public;

▪	our dependence on key members of our executive management team;

▪	our inability to identify qualified individuals for our workforce;

▪	labor relations difficulties;

▪	our vulnerability to increased food commodity and energy costs;

▪	our vulnerability to health care costs and labor costs;

▪	our vulnerability to global financial market conditions, including the continuing effects from the recent recession;

▪	our sale of alcoholic beverages;

▪	our dependence on a limited number of licensees;

▪	our inability to maintain good relationships with our licensees;

▪	violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti‑bribery and anti‑kickback laws;

▪	our ability to adequately protect our intellectual property;

▪	our business model being susceptible to litigation;

▪	failure to obtain and maintain required licenses and permits to comply with alcoholic beverage or food control regulations;

▪	our vulnerability to adverse weather conditions in local or regional areas where our Shacks are located;

▪	our realization of any benefit from the tax receivable agreement entered into with the Continuing SSE Equity Owners and our organizational structure; and

▪	the Voting Group’s control of us.
The forward-looking statements included or incorporated by reference in this prospectus are only predictions. We have based these forward‑looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward‑looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.
The forward-looking statements included or incorporated by reference in this prospectus (including, without limitation, the 2015 outlook included in our 2014 10-K) speak only as of the date made. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS
We will not receive any cash proceeds from the offer and sale from time to time by the selling stockholders of any of the shares of Class A common stock offered by them pursuant to this prospectus. The selling stockholders will receive all of the net proceeds from any such offer and sale.

PRICE RANGE OF CLASS A COMMON STOCK
Our Class A common stock has been listed on NYSE under the symbol “SHAK” since January 30, 2015. Our IPO was priced at $21.00 per share on January 29, 2015. Prior to that date, there was no public market for our stock. The following table sets forth, for the indicated periods, the high and low sales prices per share for our Class A common stock on the NYSE.

	High	Low
2015:
First quarter (starting January 30, 2015)	$52.50	$38.63
Second quarter	96.75	47.80
Third quarter	75.90	41.50
Fourth quarter (through November 11, 2015)	53.50	41.00
On November 11, 2015, the last reported sale price of our Class A common stock on the NYSE was $44.12 per share. As of November 11, 2015, we had 48 holders of record of our Class A common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. As of November 11, 2015, we had 45 holders of record of our Class B common stock.

REDEMPTIONS OF LLC INTERESTS FOR CLASS A COMMON STOCK
The Class A common stock that may be sold hereby includes up to an aggregate of (i) 5,124,114 restricted shares of Class A common stock held by certain affiliates of the Former SSE Equity Owners and (ii) 21,036,580 shares of Class A common stock issuable by us upon the redemptions by the Continuing SSE Equity Owners of an equivalent number of currently outstanding LLC Interests held by them.
The Continuing SSE Equity Owners, from time to time, may require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock which Shake Shack would contribute to SSE Holdings on a one-for-one basis. Shake Shack may, at its election, instead settle any redemption request by making a cash payment in accordance with the terms of the LLC Agreement. In the event of cash settlement, Shake Shack would issue new shares of Class A common stock and use the proceeds from the sale of these newly-issued shares of Class A common stock to fund the cash settlement, which, in effect, limits the amount of the cash payment to the redeeming member.
We have implemented the procedures set forth in the SSE Holdings LLC Agreement pursuant to which such holders will redeem, on a one-for-one basis, their LLC Interests for newly-issued shares of Class A common stock that will be sold. Each of the currently outstanding LLC Interests described above is paired with one share of our Class B common stock that will be surrendered and cancelled in connection with the redemption of such LLC Interests and the equivalent number of shares of Class A Common Stock.
Shake Shack may, at its election, effect direct exchanges of LLC Interests with the Continuing SSE Equity Owners, rather than a redemption of LLC Interests by SSE Holdings, for either shares of Class A Common Stock or a cash payment.
When Continuing SSE Equity Owners redeem, or exchange, LLC Interests for shares of Class A common stock, Shake Shack receives an equivalent amount of LLC Interests, increasing its total ownership interest in SSE Holdings. See "Certain Relationships and Related Transactions, and Director Independence-SSE Holdings LLC Agreement-LLC Interest Redemption Right" in our 2014 10-K.

SELLING STOCKHOLDERS
The selling stockholders named below may offer or sell from time to time pursuant to this prospectus up to an aggregate of 26,160,694 shares of Class A common stock. The table below describes, as of November 11, 2015, each selling stockholder’s beneficial ownership of shares of our Class A common stock and shares of our Class B common stock (a) according to the information available to us as of the date of this prospectus and (b) assuming each selling stockholder (i) has redeemed all LLC Interests held by such selling stockholder and (ii) has sold all of its shares of Class A common stock pursuant to this prospectus.
Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our Class A common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our Class A common stock that will be held by the selling stockholders upon termination of any particular offering or sale. See “Plan of Distribution.” When we refer to the selling stockholders in this prospectus, we mean the entities listed in the table below, as well as their pledgees, donees, assignees, transferees and successors in interest.
Each Continuing SSE Equity Owner is entitled to have their LLC Interests redeemed for Class A common stock on a one-for-one basis, or, at the option of Shake Shack, cash equal to the market value of the applicable number of shares of our Class A common stock. At Shake Shack's election, Shake Shack may effect a direct exchange, rather than a redemption, of such shares of Class A common stock or such cash for such LLC Interests. In connection with the IPO, we issued to each Continuing SSE Equity Owner for nominal consideration one share of Class B common stock for each LLC Interest it owned. As a result, the number of shares of Class B common stock listed in the table below equals the number of LLC Interests each such Continuing SSE Equity Owner owns.
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above, held by such person that are currently exercisable or will become exercisable within 60 days, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
Any selling stockholder may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Based upon the applicable facts and circumstances, including when and how each selling stockholder's respective shares of Class A common stock were acquired, none of the selling stockholders believes that it should be considered an “underwriter” within the meaning of such term under the Securities Act.
For information regarding material relationships and transactions between us and the selling stockholders, see the “Certain Relationships and Related Transactions, and Director Independence” section of our 2014 10-K incorporated by reference in this prospectus.
Information concerning the selling stockholders may change from time to time. Any changes to the information provided below will be set forth in a prospectus supplement if and when necessary.

	LLC Interests (and an equivalent amount of shares of Class B common stock) owned prior to the offering		LLC Interests to be exchanged (and an equivalent amount of shares of Class B common stock to be surrendered and cancelled) in the offering(+)(1)		LLC Interests (and an equivalent amount of shares of Class B common stock) owned after the offering(+)		Shares of Class A common stock owned prior to the offering(^)		Shares of Class A Common Stock that may be sold in the offering(‡)(2)		Shares of Class A common stock owned after the offering (^)(3)
Name and address of beneficial owner(4)	(#)	(%)	(#)	(% of Class A common stock out-standing)(4)	(#)	(% of Class A common stock out-standing)(5)	(#)	(%)(6)	(#)	(%)(5)	(#)	(%)(5)
ACG Shack LLC(7)	1,868,590	5.2%	1,868,590	5.2%	—	*	—	*	1,868,590	5.2%	—	*
Amy Weiss-Meyer Qualified Minor's Trust Dated 12/22/05	14,688	*	14,688	*	—	*	300	*	14,688	*	300	*
Ashley Campbell	30,235	*	30,235	*	—	*	1,700	*	30,235	*	1,700	*
Benjamin Family Trust Dated 12/23/92	16,977	*	16,977	*	—	*	—	*	16,977	*	—	*
Beth Stephens	7,344	*	7,344	*	—	*	500	*	7,344	*	500	*
Charles Meyer Qualified Minor's Trust Dated 11/23/05	29,376	*	29,376	*	—	*	300	*	29,376	*	300	*
Daniel Meyer and Affiliates(8):
Daniel Meyer	1,270,136	3.5%	1,270,136	3.5%	—	*	30,100	*	1,270,136	3.5%	30,100	*
Daniel H. Meyer Gift Trust U/A/D 10/31/12	590,921	1.6%	590,921	1.6%	—	*	—	*	590,921	1.6%	—	*
Gramercy Tavern Corp(9)	2,690,263	7.4%	2,690,263	7.4%	—	*	—	*	2,690,263	7.4%	—	*
Union Square Cafe Corp(9)	1,727,804	4.8%	1,727,804	4.8%	—	*	—	*	1,727,804	4.8%	—	*
USHG	95,238	*	95,238	*	—	*	—	*	95,238	*	—	*
David A. Swinghamer and Affiliate:
David A. Swinghamer(10)	807,167	2.2%	807,167	2.2%	—	*	—	*	807,167	2.2%	—	*
David A. Swinghamer Grat	218,513	*	218,513	*	—	*	—	*	218,513	*	—	*
David Family Trust Dated 12/23/92	16,977	*	16,977	*	—	*	—	*	16,977	*	—	*
Erin Moran	38,343	*	38,343	*	—	*	3,000	*	38,343	*	3,000	*
Granite Point Capital	315,867	*	315,867	*	—	*	—	*	315,867	*	—	*
Gretchen Meyer Qualified Minor's Trust Dated 11/23/05	29,376	*	29,376	*	—	*	300	*	29,376	*	300	*
Hallie Meyer Qualified Minor's Trust Dated 11/23/05	29,376	*	29,376	*	—	*	300	*	29,376	*	300	*
Isaac Weiss-Meyer Qualified Minor's Trust Dated 12/22/05	14,688	*	14,688	*	—	*	300	*	14,688	*	300	*
Jamie Welch & Fiona Angelini	73,092	*	73,092	*	—	*	5,000	*	73,092	*	5,000	*
Jean Polsky Investment Trust Dated 3/21/97	7,344	*	7,344	*	—	*	300	*	7,344	*	300	*
Jeff Flug and Affiliates(11):
Jeff Flug	—	*	—	*	—	*	30,000	*	—	*	30,000	*
Gulf Five LLC	664,822	1.8%	664,822	1.8%	—	*	—	*	664,822	1.8%	—	*
Flug 2012 GS Trust U/A/D 9/4/12	922,574	2.5%	922,574	2.5%	—	*	—	*	922,574	2.5%	—	*
Jeff Uttz	171,579	*	171,579	*	—	*	10,000	*	171,579	*	10,000	*
Joan W. Harris Revocable Trust Dated 4/1/93	58,751	*	58,751	*	—	*	500	*	58,751	*	500	*
Karen Kochevar	271,621	*	271,621	*	—	*	—	*	271,621	*	—	*
Leonard Green Partners(12)(13):
Green Equity Investors VI, L.P.	4,647,613	12.8%	4,647,613	12.8%	—	*	118,538	*	4,766,151	13.1%	—	*
Green Equity Investors Side VI, L.P.	—	*	—	*	—	*	2,840,627	18.7%	2,840,627	7.8%	—	*
LGP Malted Coinvest LLC	347,881	*	347,881	*	—	*	—	*	347,881	1.0%	—	*
Laura Sloate	337,074	*	337,074	*	—	*	—	*	337,074	*	—	*
Marc Weiss Revocable Trust U/A/D 8/11/2003	9,354	*	9,354	*	—	*	500	*	9,354	*	500	*
Orrin Devinsky	43,744	*	43,744	*	—	*	—	*	43,744	*	—	*
Peyton Meyer Qualified Minor's Trust Dated 11/23/05	29,376	*	29,376	*	—	*	300	*	29,376	*	300	*
Randy Garutti and Affiliate(14):
Randy Garutti	847,051	2.3%	847,051	2.3%	—	*	3,100	*	847,051	2.3%	3,100	*
The Randall J. Garutti 2014 GST Trust	55,972	*	55,972	*	—	*	—	*	55,972	*	—	*
RHF-NM 1999 Descendants Trust Dated 1/1/2006	73,439	*	73,439	*	—	*	300	*	73,439	*	300	*
RHF-TM 1999 Descendants Trust Dated 1/1/2006	29,376	*	29,376	*	—	*	300	*	29,376	*	300	*
Richard Coraine and Affiliate:
Richard Coraine	218,924	*	218,924	*	—	*	5,000	*	218,924	*	5,000	*
Richard D. Coraine 2012 Family Trust	368,223	*	368,223	*	—	*	—	*	368,223	*	—	*
Robert Vivian	58,351	*	58,351	*	—	*	20,000	*	58,351	*	20,000	*
Roxanne H. Frank Revocable Trust Dated 9/30/75	146,878	*	146,878	*	—	*	—	*	146,878	*	—	*
SEG Partners(15):
SEG Partners, L.P.	338,127	*	338,127	*	—	*	—	*	338,127	*	—	*
SEG Partners II, L.P.	1,267,658	3.5%	1,267,658	3.5%	—	*	—	*	1,267,658	3.5%	—	*
SEG Partners Offshore Master Fund Ltd.	—	*	—	*	—	*	2,164,949	14.2%	2,164,949	6.0%	—	*
Thomas O'Neal Ryder Family Trust	145,814	*	145,814	*	—	*	—	*	145,814	*	—	*
VHP Special Trust For Jack Dated 12/31/12	22,032	*	22,032	*	—	*	300	*	22,032	*	—	*
Walter Robb	68,031	*	68,031	*	—	*	—	*	68,031	*	—	*

*	Represents beneficial ownership of less than 1%

(+)
Continuing SSE Equity Owners will redeem (or exchange), on a one-for-one basis, their LLC Interests for newly-issued shares of Class A common stock, to the extent they offer or sell shares of Class A common pursuant to this prospectus (and an equivalent number of shares of Class B common stock held by such selling stockholders will be surrendered and cancelled in connection with each such LLC Interest exchange). See “Certain Relationships and Related Transactions, and Director Independence—SSE Holdings LLC Agreement—LLC Interest Redemption Right” in our 2014 10-K.

(^)
Includes (i) shares of Class A common stock acquired under the Company's Directed Share Program and (ii) 5,124,114 restricted shares of Class A common stock previously issued to affiliates of Former SSE Equity Owners.

(‡)	Includes the shares of Class A common stock to be offered or sold by the Continuing SSE Equity Owners after giving effect to the redemption (or exchange) of their respective LLC Interests.

(1)	Assumes all LLC Interests are redeemed (or exchanged) (and all shares of Class B common stock are surrendered and cancelled) for shares of Class A common stock.

(2)	None of the shares of Class A common stock acquired under the Company's Directed Share Program will be sold in the offering.

(3)	Assumes the sale by the selling stockholders of all shares of Class A common stock registered pursuant to this prospectus.

(4)	Unless otherwise noted, the address for each beneficial owner listed on the table is c/o Shake Shack Inc., 24 Union Square East, 5th Floor, New York, New York 10003.

(5)
Percentage of ownership calculated after adding the total number of shares of Class A common stock issued upon exchange of all outstanding LLC Interests held by the Continuing SSE Equity Owners to the existing number of shares of Class A common stock outstanding as of November 11, 2015.

(6)	Percentage of ownership calculated against the total number of shares of Class A common stock outstanding as of November 11, 2015.

(7)
ACG Shack LLC ("ACG Shack") is managed by Alliance Consumer Growth LLC ("Alliance"), the investment manager for Alliance Consumer Growth Fund, LP. Josh Goldin, Julian Steinberg and Trevor Nelson are the managing members of Alliance LLC and may be deemed to control Alliance. As such, these individuals may be deemed to have shared voting and investment power with respect to the 1,868,590 shares beneficially owned by ACG Shack. Each of Mr. Goldin, Mr. Steinberg and Mr. Nelson disclaim beneficial ownership of the 1,868,590 shares held by ACG Shack. The address for each of ACG Shake Shack LLC, Alliance Consumer Growth LLC and Alliance Consumer Growth Fund, LP. is c/o Alliance Consumer Growth LLC, 655 Madison Avenue, 20th Floor, New York, New York 10065.

(8)
Includes (i) 30,000 shares of Class A common stock acquired under the Company's Directed Share Program using personal funds; (ii) 100 shares of Class A common stock directly held; (iii) 1,270,136 shares of Class B common stock acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015; (iv) 590,921 shares of Class B common stock held by the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12, of which Mr. Meyer's spouse is a trustee and beneficiary, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015; (v) 2,690,263 shares of Class B common stock held by Gramercy Tavern Corp, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015; (vi) 1,727,804 shares of Class B common stock held by Union Square Cafe Corp, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015; and (vii) 95,238 shares of Class B common stock held by Union Square Hospitality Group, LLC, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015.

(9)
Pursuant to the Stockholders Agreement, the Meyer Stockholders (as defined in the Stockholders Agreement) have the right to merge each of Gramercy Tavern Corp. and Union Square Cafe Corp. with and into the Company. In the event the Meyer Stockholders exercise such right, the LLC Interests held by Gramercy Tavern Corp. and Union Square Cafe Corp. will be acquired by Shake Shack for a like amount of shares of Class A common stock of the Company, and the shares of the Company’s Class B common stock held by such entities will be cancelled.

(10)
David A. Swinghamer served as SSE Holdings’ Chief Development Officer from December 29, 2011 until March 27, 2014, and previously as Chief Executive Officer from December 31, 2009 until December 28, 2011. Mr. Swinghamer served on SSE Holdings’ board of directors from January 14, 2010 until February 4, 2014.

(11)
Includes (i) 30,000 shares of Class A common stock acquired under the Company's Directed Share Program using personal funds; (ii) 664,822 shares of Class B common stock held by Gulf Five LLC, of which Mr. Flug is the sole manager of the management company, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015; and (iii) 922,574 shares of Class B common stock held by the Flug 2012 GS Trust U/A/D 9/4/12, of which Mr. Flug's spouse is the trustee and beneficiary, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015.

(12)
Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”) is the direct owner of 118,538 shares of Class A common stock and 4,647,613 shares of Class B common stock of Shake Shack Inc. (the “GEI VI Shares”). Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), is the direct owner of 2,840,627 shares of Class A common stock (the “GEI Side VI Shares”). LGP Malted Coinvest

LLC, a Delaware limited liability company (“Malted” and, collectively with GEI VI and GEI Side VI the “Green Funds”), is the direct owner of 347,881 shares of Class B common stock of Shake Shack Inc. (the “Malted Shares” and, collectively with the GEI VI Shares and the GEI Side VI Shares, the “Green Shares”).

(13)
Voting and investment power with respect to the Green Shares may be deemed to be shared by certain affiliated entities. GEI Capital VI, LLC (“GEIC”), is the general partner of GEI VI and GEI Side VI. Green VI Holdings, LLC (“Holdings”) is a limited partner of GEI VI and GEI Side VI. Leonard Green & Partners, L.P. (“LGP”) is the management company of GEI VI, GEI Side VI, and Holdings. Peridot Coinvest Manager LLC (“Peridot”), an affiliate of LGP, is the manager of Malted. Each of GEI VI, GEI Side VI, Holdings, Malted, LGP, and Peridot disclaims such shared beneficial ownership of Shake Shack Inc.’s Class A common stock and Class B common stock. Jonathan D. Sokoloff may also be deemed to share voting and investment power with respect to such shares due to his positions with LGP and Peridot, and he disclaims beneficial ownership of such shares. Each of Messrs. John G. Danhakl, Jonathan D. Sokoloff, Jonathan A. Seiffer, John M. Baumer, Timothy J. Flynn, James D. Halper, Todd M. Purdy, Michael S. Solomon, W. Christian McCollum, Usama N. Cortas, and J. Kristofer Galashan, and Ms. Alyse M. Wagner either directly (whether through ownership interest or position) or indirectly, through one or more intermediaries, may be deemed to control GEIC, LGP, and Peridot. As such, these individuals may be deemed to have shared voting and investment power with respect to all shares beneficially owned by GEI VI, GEI Side VI, Holdings, Malted, LGP, and Peridot. These individuals each disclaim beneficial ownership of the securities held by GEI VI, GEI Side VI, Holdings, Malted, LGP, and Peridot, except to the extent of their respective pecuniary interest therein. Each of the foregoing entity’s and individual’s address (other than the Company) is c/o Leonard Green & Partners, L.P., 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(14)
Includes (i) 3,000 shares of Class A common stock acquired under the Company's Directed Share Program using personal funds, (ii) 100 shares of Class A common stock directly held, (iii) 847,051 shares of Class B common stock acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015 and (iv) 55,972 shares of Class B common stock held by the The Randall J. Garutti 2014 GST Trust, of which Mr. Garutti's spouse is a trustee and beneficiary, acquired pursuant to a subscription agreement entered into with the Company in connection with the Company's IPO on February 4, 2015.

(15)
Select Equity Group, L.P. ("Select Equity"), a limited partnership controlled by George S. Loening, has the power to vote or direct the vote of, and dispose or direct the disposition of, the shares beneficially owned by SEG Partners L.P., SEG Partners II, L.P. and SEG Partners Offshore Master Fund, Ltd. Select Equity is an investment adviser and possesses sole power to vote or direct the vote of, and dispose or direct the disposition of, 3,770,734 shares. George S. Loening is a control person and possesses sole power to vote or direct the vote of, and dispose or direct the disposition of, 3,770,734 shares. The address for Select Equity is Select Equity Group, L.P., 380 Lafayette Street New York, New York 10003.

DESCRIPTION OF CAPITAL STOCK
The following descriptions of our capital stock and provisions of our amended and restated certificate of incorporation and our bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the bylaws, which are filed as exhibits to the registration statement of which this prospectus forms a part.
Our authorized capital stock consists of 200,000,000 shares of Class A common stock, par value $0.001 per share, 35,000,000 shares of Class B common stock, par value $0.001 per share, and 10,000,000 shares of blank check preferred stock.
Common Stock
As of November 11, 2015, there are 15,213,420 shares of our Class A common stock issued and outstanding and 21,036,580 shares of our Class B common stock issued and outstanding.
Class A Common Stock
Voting Rights
Holders of our Class A common stock are entitled to cast one vote per share. Holders of our Class A common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.
Dividend Rights
Holders of Class A common stock share ratably (based on the number of shares of Class A common stock held) if and when any dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Liquidation Rights
On our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to a pro rata distribution of any assets available for distribution to common stockholders.
Other Matters
Shares of Class A common stock are not subject to redemption and do not have preemptive rights to purchase additional shares of Class A common stock. Holders of shares of our Class A common stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. All the outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.
Class B Common Stock
Issuance of Class B Common Stock with LLC Interests
Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing SSE Equity Owners and the number of shares of Class B common stock held by the Continuing SSE Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Shares of Class B common stock will be cancelled on a one-for-one basis if there is a redemption, or exchange, of LLC Interests of such Continuing SSE Equity Owners pursuant to the terms of the SSE Holdings LLC Agreement.
Voting Rights
Holders of Class B common stock are entitled to cast one vote per share, with the number of shares of Class B common stock held by each Continuing SSE Equity Owner being equivalent to the number of LLC Interests held by such Continuing SSE Equity Owner. Holders of our Class B common stock are not entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares entitled to vote, voting together as a single class.
Dividend Rights
Holders of our Class B common stock do not participate in any dividend declared by the board of directors.
Liquidation Rights
On our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.
Transfers
Pursuant to our amended and restated certificate of incorporation and the SSE Holdings LLC Agreement, each holder of Class B common stock agrees that:

▪	the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Interests to the same person; and

▪	in the event the holder transfers any LLC Interests to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.
Other Matters
Shares of Class B common stock are not subject to redemption rights and do not have preemptive rights to purchase additional shares of Class B common stock. Holders of shares of our Class B common stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class B common stock. All outstanding shares of Class B common stock are validly issued, fully paid and non-assessable.
Preferred Stock
Our amended and restated certificate of incorporation provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences, and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There are no shares of preferred stock outstanding.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Exclusive Venue
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware ("DGCL") or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Anti-takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law
Our certificate of incorporation and bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We believe that these provisions, which are summarized below, discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Pursuant to the terms of the Stockholders Agreement, directors designated by the Meyer Group, LGP or SEG may only be removed with or without cause by the request of the party entitled to designate such director. In all other cases and at any other time, directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our Class A and Class B common stock. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.
Authorized but Unissued Shares
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the NYSE. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our amended and restated certificate of incorporation provides that stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. Our amended and restated certificate of incorporation provides that, subject to applicable law, special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice and duration of ownership requirements set forth in our bylaws and provide us with certain information. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that stockholder action by written consent is permitted only if the action to be effected by such written consent and the taking of such action by such written consent have been previously approved by the board of directors.
Amendment of Amended and Restated Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66-2⁄3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66-2⁄3% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate described above.

The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
In addition, we are subject to Section 203 of the DGCL. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a ‘‘business combination’’ with any ‘‘interested stockholder’’ for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A ‘‘business combination’’ includes, among other things, a merger or consolidation involving us and the ‘‘interested stockholder’’ and the sale of more than 10% of our assets. In general, an ‘‘interested stockholder’’ is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. In connection with the IPO, we entered into indemnification agreements with each of our directors that are, in some cases, broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of these provisions is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

▪	any breach of his duty of loyalty to us or our stockholders;

▪	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

▪	any transaction from which the director derived an improper personal benefit; or

▪	improper distributions to stockholders.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunities
In recognition that partners, principals, directors, officers, members, managers and/or employees of the Original SSE Equity Owners and their affiliates and investment funds, which we refer to as the Corporate Opportunity Entities, may serve as our directors and/or officers, and that the Corporate Opportunity Entities may engage in activities or lines of business similar to those in which we engage, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Corporate Opportunity Entities. Specifically, none of the Corporate Opportunity Entities has any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business that we do. In the event that any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Corporate Opportunity Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director of our Company who is also a partner, principal, director, officer, member, manager or employee of any Corporate Opportunity Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Corporate Opportunity Entity, we will not have any expectancy in such corporate opportunity. In the event that any other director of ours acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us we will not have any expectancy in such corporate opportunity unless such potential transaction or matter was presented to such director expressly in his or her capacity as such.

By becoming a stockholder in our Company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 66-2⁄3% of the votes which all our stockholders would be entitled to cast in any annual election of directors.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Shake Shack. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See "—Exclusive Venue’’ above.
Stockholders Agreement
In connection with the IPO, the Company entered into the Stockholders Agreement with the Voting Group pursuant to which the Voting Group has specified board representation rights, governance rights and other rights. See ‘‘Certain Relationships and Related Party Transactions, and Director Independence—Stockholders Agreement" in our 2014 10-K.
Registration Rights Agreement
In connection with the IPO, the Company entered into the Registration Rights Agreement with the Original SSE Equity Owners pursuant to which the Original SSE Equity Owners have specified rights to require the Company to register all or any portion of their shares under the Securities Act. See ‘‘Certain Relationships and Related Party Transactions, and Director Independence—Registration Rights Agreement" in our 2014 10-K.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.
The New York Stock Exchange
Our Class A common stock is listed on the NYSE under the symbol "SHAK."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock sold pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

▪	U.S. expatriates and former citizens or long-term residents of the United States;

▪	persons subject to the alternative minimum tax;

▪	persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

▪	banks, insurance companies, and other financial institutions;

▪	brokers, dealers or traders in securities;

▪	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

▪	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

▪	tax-exempt organizations or governmental organizations;

▪	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

▪	persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

▪	tax-qualified retirement plans.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

▪	an individual who is a citizen or resident of the United States;

▪	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

▪	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

▪
a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
We do not currently expect to make any cash distributions to holders of our Class A common stock. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non‑U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below regarding effectively connected income, backup withholding and payments made to certain foreign accounts, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.
Sale or Other Taxable Disposition
Subject to the discussions below regarding backup withholding and payments made to certain foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

▪
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

▪	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

▪	our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non‑U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five‑year period ending on the date of the sale or other taxable disposition or the Non‑U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Subject to the discussion below regarding payments made to certain foreign accounts, payments of dividends on our Class A common stock to a Non-U.S. Holder will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person and such holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund, or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non‑financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our Class A common stock in respect of amounts withheld.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

PLAN OF DISTRIBUTION
This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to an aggregate of 26,160,694 shares of our Class A common stock . Out of the 26,160,694 shares of Class A common stock that our selling stockholders may offer and sell, (i) 5,124,114 restricted shares of our Class A common stock previously have been issued to certain of the selling stockholders, and (ii) the remaining 21,036,580 shares of our Class A common stock will be issued by us from time to time to certain of the selling stockholders who are also holders of LLC Interests of SSE Holdings upon the redemptions by such stockholders of an equivalent number of LLC Interests of SSE Holdings (and the surrender and cancellation of an equivalent number of shares of our Class B common stock) held by such stockholders. We are not selling any shares of Class A common stock under this prospectus.
The selling stockholders may sell all or a portion of the shares of Class A common stock described in this prospectus from time to time in the future directly or through one or more underwriters, broker-dealers or agents. The shares of Class A common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, through:

•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	the over-the-counter market;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	transactions in which broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
Some of the shares of Class A common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

If the selling stockholders use an underwriter or underwriters for any offering, we will name them, and set forth the terms of the offering, in a prospectus supplement pertaining to such offering and, except to the extent otherwise set forth in such prospectus supplement, the selling stockholders will agree in an underwriting agreement to sell to the underwriter(s), and the underwriter(s) will agree to purchase from the selling stockholder, the number of shares of Class A common stock set forth in such prospectus supplement. Any such underwriter(s) may offer the shares of Class A common stock from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The underwriter(s) may also propose initially to offer the shares of Class A common stock to the public at a fixed public offering price set forth on the cover page of the applicable prospectus supplement. Except as otherwise set forth in a prospectus supplement, any underwritten offering pursuant to this prospectus will be underwritten by one, several or all of the following financial institutions: J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Barclays Capital Inc., Goldman, Sachs & Co., Jefferies LLC, William Blair & Company, L.L.C., Stifel, Nicolaus & Company, Incorporated, Credit

Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Piper Jaffray & Co. and UBS Securities LLC. We will file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

If the selling stockholders effect such transactions by selling shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares in the course of hedging in positions they assume. The selling stockholders may also sell shares short and deliver shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of Class A common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Class A common stock from time to time pursuant to this prospectus or any prospectus supplement under Rule 424(b)(3) or other applicable provision under the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of Class A common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The selling stockholders and any broker-dealer participating in the distribution of the shares of Class A common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. Any such broker-dealer will be named as an underwriter in a prospectus supplement or post-effective amendment to the registration statement, of which this prospectus is a part, and any discounts and commissions to be paid to any such broker-dealer will be disclosed therein. At the time a particular offering of the shares of Class A common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of Class A common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.
Under the securities laws of some states, the shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers.
There can be no assurance that any selling stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.
The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act of 1934, as amended (the "Exchange Act"), which may limit the timing of purchases and sales of any of the shares of Class A common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Class A common stock to engage in market-making activities with respect to the shares of Class A common stock. All of the foregoing may affect the marketability of the shares of Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Class A common stock.
We will not receive any cash proceeds from our issuance of shares of Class A common stock to the selling stockholders or the sale by the selling stockholders of our shares of Class A common stock pursuant to this prospectus. Each selling stockholder will bear the cost of any underwriting discounts and selling commissions related to their respective offering and sale of shares of Class A common stock pursuant to this prospectus. We may be required to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement, or the selling stockholders will be entitled to contribution. We, our affiliates and our respective directors, officers, employees, agents and control persons may be indemnified by the selling stockholders against liabilities that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the Registration Rights Agreement, or we or they may be entitled to contribution.

LEGAL MATTERS
The validity of the shares of Class A common stock will be passed upon for us by Latham & Watkins LLP, New York, New York.
EXPERTS
The consolidated financial statements of SSE Holdings, LLC and subsidiaries at December 31, 2014 and December 25, 2013 and for the three years ended December 31, 2014 and the balance sheets of Shake Shack Inc. at December 31, 2014 and September 23, 2014, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon incorporated herein, and are incorporated in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
INFORMATION INCORPORATED BY REFERENCE
We “incorporate by reference” certain documents we have filed with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and any information contained in this prospectus or in any document incorporated by reference in this prospectus will be deemed to be modified or superseded to the extent that a statement contained in any prospectus supplement or free writing prospectus provided to you by us modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

▪	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 27, 2015;

▪
our Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2015, filed with the SEC on May 15, 2015, our Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2015, filed with the SEC on August 10, 2015, and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the SEC on November 6, 2015;

▪	our Current Report on Form 8-K, filed with the SEC on February 10, 2015; and

▪
the description of our Class A common stock as set forth in our registration statement on Form 8-A (File No. 001-36749), filed with the SEC on January 28, 2015, pursuant to Section 12(b) of the Exchange Act, including any subsequent amendments or reports filed for the purpose of updating such description.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits have been specifically incorporated by reference thereto. Requests for such copies should be directed to our Investor Relations department, at the following address:
Shake Shack Inc.
24 Union Square East, 5th Floor
New York, NY 10003

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. Such reports and other information filed by us with the SEC are available free of charge on our website at investor.shakeshack.com when such reports are made available on the SEC's website. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.